UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): March 13, 2025

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1720 W. Division Street, Chicago, Illinois	60622
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On March 13, 2025, Iroquois Valley Farmland REIT, PBC (the “Company”) held its annual meeting of stockholders for the year 2025 (the “2025 Annual Meeting”). The Company solicited votes from its stockholders by proxy distributed on or around January 29, 2025. The following results of the 2025 Annual Meeting are based on the certified report of the Inspector of Elections for the 2025 Annual Meeting.

The total shares outstanding as of the Record Date for the 2025 Annual Meeting (January 22, 2025): 1,062,886.62 shares.

Total shares voting in the 2025 Annual Meeting: 533,503.73 shares, or 50.19% of total outstanding shares outstanding.

Election of Directors at 2025 Annual Meeting

At the 2025 Annual Meeting, the Company’s stockholders elected the following individuals to serve as directors, each to serve terms of such length as indicated below:

Until 2027: Dorothy D. Burlin, Dr. Anna Jones-Crabtree, and Ingrid Dyott.

Until 2028: Dr. Stephen Rivard and Olivia Watkins.

The election results from the 2025 Annual Meeting were as follows:

	‘For’ Votes	‘Withheld’ Votes	‘Abstain’ Votes
Dorothy D. Burlin	525,244.51	0	7,528.11
Dr. Anna Jones-Crabtree	509,312.89	16,140.04	7,049.69
Ingrid Dyott	525,030.94	201.41	7,540.27
Dr. Stephen Rivard	461,952.98	2,637.42	68,182.22
Olivia Watkins	510,908.94	0	21,863.68

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated May 18, 2023, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff
Chief Executive Officer

Date: March 20, 2025

3